# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Playa Hotels & Resorts N.V., CIK 0001692412
CUSIP: N70544106
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA
Date of event which requires filing of this statement: 02/09/2025
Amends the filing with accession number 0001193125-17-090885
Filed by CIK 0001468174
Persons authorized to receive notices and communications: Margaret C. Egan, Esq., Hyatt Hotels Corporation, 150 North Riverside Plaza, Chicago, Illinois (IL), 60606, (312) 750-1234

## Reporting persons
- Hyatt Hotels Corporation (CIK 0001468174): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.4% of the class)
- AIC Holding Co. (CIK 0001701356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.4% of the class)
- Hyatt International Corporation (CIK 0000313137): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.4% of the class)
- Hyatt International Holdings Co. (CIK 0001701349): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.4% of the class)
- HI Holdings Playa B.V. (CIK 0001700878): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 12,143,621; sole dispositive power 0; shared dispositive power 12,143,621; aggregate amount beneficially owned 12,143,621 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.10 par value per share
Name of issuer: Playa Hotels & Resorts N.V.
Address of issuer's principal executive offices: KEIZERSGRACHT 555, 1017 DR, AMSTERDAM, Netherlands (P7), NA

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is amended and supplemented by adding the following:

PURCHASE AGREEMENT

On February 9, 2025, Hyatt Hotels Corporation ("Hyatt") entered into a Purchase Agreement (the "Purchase Agreement") with the Issuer, and HI Holdings Playa B.V. ("HI Holdings" or "Buyer").

INITIAL OFFER, DURATION AND EXPIRATION TIME

Pursuant to the Purchase Agreement, Buyer will commence a tender offer (the "Offer") to purchase all of the issued and outstanding Ordinary Shares of the Issuer at a cash price of $13.50 per Share (the "Offer Consideration"), without interest and subject to any required tax withholding. The Offer will remain open until 9:00 a.m. (New York City time) on the day that is (i) 21 business days from the commencement of the Offer or (ii) six business days after the date of the extraordinary general meeting of the shareholders of the Issuer discussed below (the "EGM"), whichever is later, unless the Offer is extended. The time at which the Offer expires (taking into account any extensions) is referred to as the "Expiration Time."

SUBSEQUENT OFFERING PERIOD; CORPORATE REORGANIZATION

If the conditions to the settlement of the Offer are satisfied, Buyer will commence a subsequent offering period (the "Subsequent Offering Period") on the first business day after the Expiration Time. Pursuant to the Subsequent Offering Period, Buyer will offer to purchase additional Ordinary Shares at the Offer Consideration, without interest and subject to any required tax withholding, for a period of five business days.

It is expected that, promptly following settlement of the Subsequent Offering Period (the "Subsequent Closing"), the Issuer will become an indirect wholly owned subsidiary of Hyatt through a corporate reorganization involving the Issuer and its subsidiaries. Accordingly, the Issuer will no longer be a publicly traded company, the listing of the Issuer's Ordinary Shares on NASDAQ will be terminated and the Ordinary Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), resulting in the cessation of the Issuer's reporting obligations with respect to the Ordinary Shares.

The corporate reorganization will be implemented by means of a Dutch legal triangular merger (juridische driehoeksfusie) of the Issuer with and into a newly formed indirect subsidiary of the Issuer, together with a share exchange and cancellation transaction. Upon completion, each shareholder of the Issuer that did not tender its Ordinary Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Ordinary Shares and will have received an amount in cash, without interest and subject to any required tax withholding, equal to the Offer Consideration multiplied by the number of Ordinary Shares held by such minority shareholder immediately prior to the corporate reorganization.

CONDITIONS TO THE OFFER

Buyer's obligation to purchase Ordinary Shares pursuant to the Offer is subject to the satisfaction or waiver of various usual and customary conditions, including:

--The tendering of a sufficient number of Ordinary Shares to enable Buyer to acquire, together with the Ordinary Shares it currently holds, at least eighty percent (80%) of the Ordinary Shares (the "Minimum Condition") at the settlement of the Offer (and prior to any Subsequent Offering Period) (the "Closing"). Under certain circumstances, Buyer may reduce the Minimum Condition to seventy-five percent (75%) of the Ordinary Shares.

--The receipt of required approvals relating to anti-competition filings, or the expiration or termination of their respective waiting periods, including any extensions (collectively, the "Required Approvals"). Hyatt, Buyer and the Issuer have agreed to use their respective reasonable best efforts to obtain the Required Approvals.

--The adoption of resolutions by shareholders of the Issuer at the EGM (or a subsequent EGM) approving certain transactions relating to the Offer and appointing Buyer designees to, and removal of certain other directors from, the Issuers' board of directors (the "Board") effective upon the Closing (the "Shareholder Approval"). The Shareholder Approval will include authority to conduct the corporate reorganization following the Subsequent Closing described above.

EXTENSIONS OF THE OFFER

If, at any then-scheduled expiration time, any conditions of the Offer have not been satisfied or waived by Buyer, Buyer must, subject to certain exceptions, extend the Offer in consecutive periods of up to ten business days in order to permit the satisfaction of such conditions.

If Buyer determines at any then-scheduled expiration time that the conditions of the Offer are not reasonably likely to be satisfied within a ten business day extension period, then Buyer may choose to extend the Offer for up to 20 business days instead.

Buyer is not required to extend the Offer beyond October 9, 2025. In addition, if the only unmet conditions are the Minimum Condition and certain conditions relating to shareholder approvals or that can otherwise only be satisfied at the Closing, Buyer may extend the Offer on more than three occasions.

COMMITTED DEBT FINANCING

Hyatt has obtained committed debt financing from Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC to support the Offer. The Offer is not subject to any financing condition.

SUPPORT AGREEMENTS

In connection with the Offer, each of the Issuer's executive officers and certain of its directors, who in aggregate control approximately 9.8% of the Ordinary Shares, entered into tender and support agreements with the Issuer in their respective capacities as shareholders of the Issuer. Under those agreements, each such shareholder has agreed, among other things, to tender its Ordinary Shares in the Offer and to vote in favor of the adoption of certain shareholders' resolutions at the EGM. The tender and support agreements also contain certain Share transfer restrictions. The tender and support agreements will terminate upon the Closing or an earlier termination of the Purchase Agreement.

REPRESENTATIONS, WARRANTIES AND COVENANTS; SALES OF PROPERTIES

The Purchase Agreement contains customary representations, warranties and covenants of Hyatt, Buyer and the Issuer, including a covenant requiring the Issuer to operate its business and that of its subsidiaries in the ordinary course consistent with past practice. In addition, the Issuer has agreed to take various actions prior to the Closing, at Hyatt's request, in order to cooperate with Hyatt in connection with the sale of any portion of the Issuer's assets, business or subsidiaries (with any such sale to occur substantially concurrently with, or following, the Closing).

ALTERNATIVE ACQUISITION PROPOSALS; BOARD RECOMMENDATION

The Issuer has agreed to cease all existing, and to not solicit or initiate, discussions with third parties regarding, alternative proposals to acquire, or enter into similar transactions involving, the Issuer (each, an "Alternative Acquisition Proposal").

Subject to certain exceptions, the Board is not permitted to, among other things: (i) withhold, withdraw, qualify, amend or modify its recommendation to its shareholders to accept the Offer and to vote in favor of the Shareholder Approval (the "Board Recommendation"); (ii) recommend, adopt or approve any Alternative Acquisition Proposal, or submit any Alternative Acquisition Proposal to a vote of the Issuer's shareholders; (iii) publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal; (iv) fail to publicly recommend against any Alternative Acquisition Proposal or fail to timely reaffirm the Board Recommendation upon certain specified events (any such action in this paragraph an "Adverse Recommendation Change"); (v) approve, recommend, authorize or allow the Issuer or any of its subsidiaries to enter into any agreement relating to any Alternative Acquisition Proposal; or (vi) publicly propose to approve, recommend or allow any of the foregoing.

CONTEMPLATED CORPORATE GOVERNANCE

As of the Closing, the Board will consist of no more than seven directors, (i) two of whom will be independent non-executive directors mutually designated by the Issuer and Buyer and (ii) the remainder of whom will be designated by Hyatt and Buyer.

TREATMENT OF EQUITY AWARDS

The Purchase Agreement provides for the following treatment of the Issuer's equity awards upon the payment by Buyer for all Ordinary Shares tendered in the Offer prior to the Expiration Time:

--Each:

----restricted share issued by the Issuer that remains subject to one or more vesting conditions (each a "Restricted Share") and

----restricted stock unit issued the Issuer that remains subject to one or more vesting conditions (each, an "RSU"), held by any non-executive director of the Issuer and certain non-continuing employees to be determined by Hyatt will become fully vested and will be automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Offer Consideration by the total number of vested Ordinary Shares subject to such award of Restricted Shares or RSUs as of immediately prior to the Closing. Each Restricted Share that vests based on achievement of one or more performance goals will vest at either (i) target performance or (ii) the greater of actual and target performance, in accordance with the applicable award agreement memorializing such Restricted Share.

--Each award of Restricted Shares and each award of RSUs that is unvested (after taking into consideration the accelerated vesting described above) and that remains issued and outstanding as of immediately prior to the Closing (each a "Continuing Award") will be assumed by Hyatt and converted into a corresponding award of restricted stock units covering a number of shares of Hyatt common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying:

----the total number of unvested Ordinary Shares subject to the applicable Continuing Awards (with the number of Ordinary Shares subject to each Restricted Share based on achievement of one or more performance goals based on either (i) target performance or (ii) the greater of actual and target performance, in each case, in accordance with the applicable award agreement memorializing such Restricted Share) by

----the quotient of (a) the average closing price per share for the Issuer's Ordinary Shares, as reported on NASDAQ and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing, divided by (b) the average closing price per share for Hyatt common stock, as reported on NYSE and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing (each resulting award covering Hyatt common stock, an "Assumed Award").

Such Assumed Awards will continue to have, and be subject to, the same vesting and other terms and conditions as were applicable to the corresponding Continuing Awards as of immediately prior to the Closing, except that if the holder of an Assumed Award is terminated without "cause" or upon termination of employment by the Assumed Award holder for "good reason," either (i) within 12 months following the Closing for any such Assumed Award holder who is not part of a group of certain identified employees of the Issuer or (ii) within 24 months following the Closing for any such Assumed Award holder who is a part of a group of certain identified employees of the Issuer, in either case such holder's Assumed Awards will, upon effectiveness of a release and waiver, immediately vest in full.

TERMINATION RIGHTS

The Purchase Agreement contains certain termination rights, including:

--the right of the Issuer or Hyatt to terminate the Purchase Agreement: (i) if the Offer is not consummated on or before 11:59 p.m. (New York City time) on October 9, 2025; or (ii) if the other party breaches its representations, warranties or covenants in a material way that cannot be timely cured and results in any Offer condition not being satisfied;

--the right of the Issuer to terminate the Purchase Agreement to accept a superior proposal for an alternative acquisition transaction (a "Superior Proposal"), provided that the Issuer did not materially breach its non-solicitation obligations in respect of such Superior Proposal; and

--the right of Hyatt to terminate the Purchase Agreement: (i) following an Adverse Recommendation Change; (ii) due to a willful breach by the Issuer of its non-solicitation covenants; or (iii) if Shareholder Approval has not been obtained.

Upon termination of the Purchase Agreement, the Issuer has agreed to pay Hyatt a termination fee of $56,323,547 under specified circumstances, including a termination by the Issuer to enter into an agreement for a Superior Proposal, a termination by Hyatt following an Adverse Recommendation Change or the Issuer's willful breach of its non-solicitation obligations, and, in the event that an Alternative Acquisition Proposal is made public prior to a termination for certain specified reasons and, within 12 months of such termination, the Issuer consummates or enters into an agreement with respect to certain alternative transactions.

The Issuer has also agreed to reimburse Hyatt and Buyer for up to $8 million of their reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the transactions contemplated by the Purchase Agreement if the Purchase Agreement is terminated: (i) by Hyatt or the Issuer, prior to the Minimum Condition being satisfied or the Shareholder Approval having been obtained, due to failure of the Closing to have occurred by 11:59 p.m. (New York City time) on October 9, 2025 or expiration of the Offer and all required extensions thereof; or (ii) by Hyatt due to the Shareholder Approval not having been obtained at the EGM.

The foregoing description of the Purchase Agreement is only a summary of certain material provisions thereof, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as an exhibit to this Statement and incorporated herein by reference.

The Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Hyatt, Buyer or the Issuer. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Issuer's or Hyatt's public disclosures.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the Ordinary Shares of the Issuer referenced herein has not yet commenced. The disclosure provided in this Statement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the tender offer materials that Buyer will file with the SEC upon the commencement of the tender offer. At the time the tender offer is commenced, Buyer will file with the SEC a tender offer statement on Schedule TO (the "Tender Offer Statement"), and thereafter the Issuer will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement") with respect to the tender offer. The Issuer also intends to file with the SEC a proxy statement in connection with an extraordinary general meeting of shareholders of the Issuer, at which the shareholders of the Issuer will vote on certain proposed resolutions (the "EGM Proposals") in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each shareholder of the Issuer entitled to vote at the extraordinary general meeting. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE ISSUER'S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE ISSUER'S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Issuer's Ordinary Shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Copies of the documents filed by the Buyer with the SEC will also be available free of charge on Hyatt's Investor Relations site at investors.hyatt.com or by contacting Hyatt's investor relations department at investorrelations@hyatt.com. Copies of the documents filed by the Issuer with the SEC will also be available free of charge on the Issuer's website at investors.playaresorts.com or by contacting the Issuer's investor relations department at ir@playaresorts.com. In addition, the Issuer's shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached as an exhibit to this Statement and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 12: Purchase Agreement, dated as of February 9, 2025, by and among Hyatt Hotels Corporation, HI Holdings Playa B.V. and Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 10, 2025).

## Signatures
- Hyatt Hotels Corporation: /s/ Margaret C. Egan, Margaret C. Egan, Executive Vice President, General Counsel and Secretary (02/10/2025)
- AIC Holding Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/10/2025)
- Hyatt International Corporation: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/10/2025)
- Hyatt International Holdings Co.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/10/2025)
- HI Holdings Playa B.V.: /s/ Margaret C. Egan, Margaret C. Egan, as Attorney-in-Fact (02/10/2025)